ARCELORMITTAL 6-K

EXHIBIT 99.1

ArcelorMittal reports second quarter 2023 and half year 2023 results

Luxembourg, July 27, 2023 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and six-month periods ended June 30, 2023.

Key highlights:

•	Health and safety focus: Protecting employee health and wellbeing remains an overarching priority of the Company; LTIF[2] rate of 0.73x in 2Q 2023 and 0.70x in 1H 2023
•	Improved operating results: A positive price-cost effect, offset in part by a marginal sequential decline in steel shipments to 14.2Mt, drove an improvement in 2Q 2023 operating income to $1.9bn (vs. $1.2bn in 1Q 2023); 1H 2023 operating income of $3.1bn vs. $1.3bn in 2H 2022[5]
•	Robust per-tonne profitability: EBITDA increased to $2.6bn in 2Q 2023 (vs. $1.8bn in 1Q 2023) with 2Q 2023 EBITDA/t rising to $183/t (vs. $126/t in 1Q 2023); 1H 2023 EBITDA of $4.4bn vs. $3.9bn in 2H 2022[5]
•	Higher net income: $1.9bn in 2Q 2023 (vs. $1.1bn in 1Q 2023) includes share of JV and associates net income of $0.4bn (vs. $0.3bn in 1Q 2023); 1H 2023 net income of $3.0bn (vs. $1.3bn in 2H 2022)[5]
•	Enhanced share value: 2Q 2023 basic EPS of $2.21/sh; last 12 months rolling ROE[3] of 10.3%; book value per share[4] now $66/sh following the repurchase of 5.7m shares during the quarter
•	Financial strength: The Company ended June 30, 2023 with net debt of $4.5bn, $0.7bn lower than the end of March 31, 2023, despite ongoing share buyback ($0.2bn) and dividends ($0.2bn). Gross debt of $10.5bn and cash and cash equivalents of $5.9bn as of June 30, 2023 (compared to $11.5bn and $6.3bn, respectively, as of March 31, 2023)
•	Continued strong FCF generation: The Company generated $1.0bn of free cash flow (FCF) in 2Q 2023 ($2.1bn net cash provided by operating activities less capex of $1.1bn and dividends paid to minorities)

Strategic update and outlook:

•	Progress in climate action gathering momentum:
◦	Funding support: received European Commission (EC) approvals of the government funding support for our Spain, Belgium and France decarbonization projects; awaiting EC approvals for German government funding support
◦	Projects advancing: >200 dedicated employees; Pre-FEED stage for DRI-EAF projects ongoing/near completion; preparing to move to FEED in DRI/EAF projects and commitments with core process equipment suppliers to lock schedule for supply
◦	Technology advancements: plans announced between ArcelorMittal and John Cockerill to construct an industrial-scale low temperature, direct electrolysis plant (Volteron™) targeted to produce in phase 1 between 40-80ktpa of iron plates, starting in 2027
◦	XCarb® progress: Our XCarb® recycled and renewably produced steel[9] offering is gaining momentum, and will be produced by ArcelorMittal North America to supply General Motors

•	Focused on executing our growth plans and consistently applying our capital allocation and return policy:
◦	In addition to paying in June 2023 the first installment of the $0.44/sh base dividend, the Company has repurchased 24.8 million shares so far in 2023
◦	Recent acquisitions (ArcelorMittal Pecém[6] (Brazil) and ArcelorMittal Texas HBI) and completed strategic capex projects (Mexico hot strip mill) are performing at levels above assumed normalized profitability[13]
◦	Planned expansion of the AMNS India Hazira plant to ~15Mt capacity by 2026 progressing well; CGL4 on track for completion in 3Q 2023 to provide platform to launch our Magnelis product in the Indian market for the growing renewables and solar sectors

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	2Q 23	1Q 23	2Q 22	1H 23	1H 22
Sales	18,606	18,501	22,142	37,107	43,978
Operating income	1,925	1,192	4,494	3,117	8,927
Net income attributable to equity holders of the parent	1,860	1,096	3,923	2,956	8,048
Basic earnings per common share (US$)	2.21	1.28	4.25	3.47	8.53

Operating income/tonne (US$/t)	136	82	313	109	300
EBITDA	2,605	1,822	5,163	4,427	10,243
EBITDA /tonne (US$/t)	183	126	359	155	345

Crude steel production (Mt)	14.7	14.5	14.6	29.2	30.9
Steel shipments (Mt)	14.2	14.5	14.4	28.7	29.7
Total group iron ore production (Mt)	10.5	10.8	12.0	21.3	24.0
Iron ore production (Mt) (AMMC and Liberia only)	6.4	6.7	7.3	13.1	14.2
Iron ore shipment (Mt) (AMMC and Liberia only)	6.6	7.4	7.5	14.0	14.2

Shares outstanding fully diluted basis in millions	839	844	904	839	904

Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

“We have delivered a strong set of financials in the first half of the year, which reflect the improved market conditions and also the positive impact of recent strategic acquisitions. Both ArcelorMittal Pecém in Brazil and ArcelorMittal Texas HBI in the United States are making a valuable contribution, generating above expected EBITDA. Meanwhile organic growth projects that will enhance our ability to produce higher added-value products in high-growth markets, as well as investments in our lower-carbon supply chains, are starting to demonstrate their potential.

“We are making further strategic progress on our decarbonization agenda. Encouragingly, we have now received funding approval from the European Commission for our transformation projects in Belgium, Spain and France. This is an important milestone and we are now engaged in discussions with governments on the cost and availability of the clean energy needed to make these projects viable. On the technology front, we are encouraged by the progress in direct electrolysis which has enabled us to commit to building the world’s first low-temperature iron electrolysis pilot plant. We continue to see growing demand from customers for our XCarb products and earlier this week the design for the Paris 2024 Olympic and Paralympic torch was unveiled, which is being made with our reduced-carbon steel. The torch has a beautiful, intricate design and reflects the admirable ambition of Paris 2024 to halve the carbon footprint compared with previous games.

“Looking ahead, the company is in a good position and focused on delivering further strategic progress in the second half.”

Sustainable development and safety performance

Health and safety – Own personnel and contractors lost time injury frequency rate2

Our priority in all that we do is to protect the safety, health and wellbeing of all our employees. We aspire to become a fatality free and severe injury free company.

The lost time injury frequency rate (“LTIFR”) was 0.73x in the second quarter of 2023 (“2Q 2023”) as compared to 0.64x in the first quarter of 2023 (“1Q 2023”) and 0.67x in the second quarter of 2022 (“2Q 2022”). Health and safety performance in the first six months of 2023 ("1H 2023") was 0.70x as compared to 0.68x in the first six months of 2022 ("1H 2022").

The Company is moving to a ‘predict-and-prevent’ culture which involves focusing its attention on proactive rather than reactive KPIs, with a particular focus on proactively detecting and identifying the Potential for Serious Injuries or Fatalities (“PSIF”). PSIFs are precursors of severe accidents: unsafe situations or events, that we detect proactively, before they could lead to a fatality or injury. This approach enables us to provide a deeper understanding of how near- miss incidents arise and can be avoided.

Own personnel and contractors – Lost Time Injury Frequency rate

Lost time injury frequency rate	2Q 23	1Q 23	2Q 22	1H 23	1H 22
NAFTA	0.25	0.09	0.28	0.18	0.28
Brazil	0.30	0.34	0.14	0.32	0.12
Europe	1.44	1.03	0.99	1.27	1.07
ACIS	0.64	0.63	0.81	0.63	0.71
Mining	—	0.24	0.30	0.11	1.23
Total	0.73	0.64	0.67	0.70	0.68

Sustainable development highlights:

•	On July 20, 2023, The European Commission approved €850 million for Dunkirk (2.5Mt DRI and 2 new EAFs). This follows the European Commission approval on June 22, 2023, of the €280 million state aid which the Belgian authorities will provide to our DRI – EAF decarbonization project in Belgium (2.5Mt DRI and 2 new EAFs). The overall support that we will receive from the Belgian and French authorities is inline with our broader ask to our host governments for our decarbonization projects.
•	On June 14, 2023, ArcelorMittal and John Cockerill announced plans to construct an industrial- scale low temperature, direct electrolysis plant. The Volteron™ plant is targeting in a first phase to produce between 40,000 and 80,000 tonnes a year of iron plates and to start production in 2027. Once the technology has been proven at this scale, the intention is to increase the plant’s annual capacity to between 300,000 and 1 million tonnes. Direct electrolysis is one of three decarbonization technology pathways ArcelorMittal is working on to make net zero steelmaking a reality. The cold direct electrolysis process extracts iron from iron ore using electricity. The iron plates are then converted into steel in an electric arc furnace.
•	On June 7, 2023, ArcelorMittal North America announced a supply agreement with General Motors for XCarb® recycled and renewably produced steel, offering significantly reduced CO2 emissions compared to much of the automotive steel available in North America. ArcelorMittal North America’s XCarb® recycled and renewably produced steel is made via the EAF route using renewable energy and contains a stated minimum of 70% scrap, with up to 90% scrap, and does not use carbon offsets to achieve the reduced carbon intensity.

Analysis of results for the six months ended June 30, 2023 versus results for the six months ended June 30, 2022

Total steel shipments for 1H 2023 were 28.7 million metric tonnes (Mt), a decrease of -3.6% as compared to 29.7Mt in 1H 2022. Excluding the shipments of ArcelorMittal Pecém6 (consolidated from March 9, 2023) and Ukraine, steel shipments in 1H 2023 declined by -5.5% as compared to 1H 2022 (impacted by outages in Europe and lower demand in Brazil, including exports).

Sales for 1H 2023 decreased by -15.6% to $37.1 billion as compared with $44.0 billion for 1H 2022, primarily due to lower steel shipments and -14.7% lower average steel selling prices (prices in the comparison period benefited from restocking demand, following the outbreak of war in Ukraine).

Depreciation was stable at $1.3 billion for 1H 2023 as compared to 1H 2022. The Company continues to expect 12M 2023 depreciation of approximately $2.6 billion.

Operating income for 1H 2023 of $3.1 billion was lower as compared to $8.9 billion in 1H 2022 primarily driven by negative price-cost effect (predominantly on account of lower average steel selling prices, with prices in the comparison period benefiting from restocking demand) and lower steel shipments.

Income from associates, joint ventures and other investments for 1H 2023 was lower at $711 million as compared to $1.1 billion for 1H 2022 primarily due to lower contributions from AMNS Calvert and European investees (which experienced similar dynamics to those discussed above). 1H 2022 included the annual dividend from Erdemir of $117 million with no such dividend received in 1H 2023.

Net interest expense in 1H 2023 of $111 million was broadly stable as compared to $104 million in 1H 2022 reflecting the issuance, at the end of 3Q 2022 and in 4Q 2022, of new notes bearing higher interest rates offset in part by higher interest income.

Foreign exchange and other net financing loss were $250 million for 1H 2023 as compared to loss of $323 million for 1H 2022. Foreign exchange loss for 1H 2023 was $29 million as compared to a loss of $198 million in 1H 2022.

ArcelorMittal recorded an income tax expense of $420 million for 1H 2023 (including $178 million deferred tax benefit) as compared to $1,381 million for 1H 2022 (including $214 million deferred tax benefit) reflecting overall lower taxable profits.

ArcelorMittal’s net income for 1H 2023 was $2,956 million as compared to $8,048 million for 1H 2022.

ArcelorMittal’s basic earnings per common share for 1H 2023 was $3.47, as compared to $8.53 for 1H 2022.

Analysis of results for 2Q 2023 versus 1Q 2023 and 2Q 2022

Total steel shipments in 2Q 2023 were -1.7% lower at 14.2Mt as compared with 14.5Mt for 1Q 2023. Steel shipments in NAFTA decreased by -8.4% (due to lower slab shipments sourced from Group companies (mainly Brazil) sold to the Calvert JV and lower Mexico shipments) and by -6.2% in Europe (following outages in France and Spain), offset in part by a +22.0% increase in Brazil (mainly due to the ArcelorMittal Pecém acquisition). Excluding the impact of ArcelorMittal Pecém, steel shipments in 2Q 2023 were -5.4% lower as compared to 1Q 2023.

Total steel shipments in 2Q 2023 were -1.2% lower as compared with 14.4Mt for 2Q 2022 primarily due to a -8.7% decline in Europe offset in part by higher shipments in NAFTA (+6.2%, mainly higher sourced slabs for Calvert), Brazil (+19.3%, due to the consolidation of ArcelorMittal Pecém as from March 9, 2023) and a +22.9% increase in ACIS (2Q 2022 had been more severely impacted by the war in Ukraine and there had been labor actions and logistics issues in South Africa). Excluding the impacts of ArcelorMittal Pecém and Ukraine, steel shipments in 2Q 2023 were -7.0% lower as compared to 2Q 2022.

Sales in 2Q 2023 were stable at $18.6 billion as compared to $18.5 billion in 1Q 2023 and lower than $22.1 billion for 2Q 2022. As compared to 1Q 2023, the sales were impacted by lower steel shipment volumes (as discussed above) offset in part by higher average steel selling prices (+4.2%). Sales in 2Q 2023 were -16.0% lower as compared to 2Q 2022 primarily due to lower average steel selling prices (-16.1%) and lower steel shipments (-1.2%).

Depreciation for 2Q 2023 was higher at $680 million as compared to $630 million for 1Q 2023 (due to the full quarter contribution of ArcelorMittal Pecém) and $669 million in 2Q 2022.

Operating income for 2Q 2023 was $1.9 billion as compared to $1.2 billion in 1Q 2023 and $4.5 billion in 2Q 2022. The improvement in operating income compared to 1Q 2023 reflected improving steel spreads (and the benefit of lagged prices) and lower costs (including energy), offset in part by lower steel shipments.

Income from associates, joint ventures and other investments for 2Q 2023 was $393 million as compared to $318 million in 1Q 2023 and $578 million in 2Q 2022. 2Q 2023 results improved as compared to 1Q 2023 with a higher contribution from AMNS India (including $0.1 billion income arising from recognition of a deferred tax asset). 2Q 2022 included a higher contribution from European investees.

Net interest expense in 2Q 2023 was $47 million as compared to $64 million in 1Q 2023 and $53 million in 2Q 2022, with the benefit of higher interest income more than offsetting the impact of higher interest rates.

Foreign exchange and other net financing loss in 2Q 2023 was $133 million as compared to a loss of $117 million in 1Q 2023 and a loss of $183 million in 2Q 2022. 2Q 2023 included a foreign exchange loss of $60 million as compared to a foreign exchange gain of $31 million in 1Q 2023 and a loss of $152 million in 2Q 2022.

ArcelorMittal recorded an income tax expense of $231 million (including deferred tax benefit of $85 million) in 2Q 2023, as compared to an income tax expense of $189 million (including deferred tax benefit of $93 million) in 1Q 2023 and an income tax expense of $826 million (including deferred tax benefit of $74 million) in 2Q 2022.

ArcelorMittal recorded net income in 2Q 2023 of $1,860 million as compared to $1,096 million in 1Q 2023 and $3,923 million for 2Q 2022.

ArcelorMittal's basic earnings per common share for 2Q 2023 was higher at $2.21 as compared to $1.28 in 1Q 2023 and lower compared to $4.25 in 2Q 2022.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	2Q 23	1Q 23	2Q 22	1H 23	1H 22
Sales	3,498	3,350	3,653	6,848	7,413
Operating income	662	455	817	1,117	1,871
Depreciation	(127)	(126)	(93)	(253)	(186)
EBITDA	789	581	910	1,370	2,057
Crude steel production (kt)	2,244	2,176	2,043	4,420	4,120
Steel shipments* (kt)	2,604	2,843	2,453	5,447	4,909
Average steel selling price (US$/t)	1,116	994	1,317	1,052	1,319

* NAFTA steel shipments include slabs sourced by the segment from Group companies (mainly the Brazil segment) and sold to the Calvert JV (eliminated in the Group consolidation). These shipments can vary between periods due to slab sourcing mix and timing of vessels. 2Q'23 360kt; 1Q'23 474kt; 2Q'22 183kt; 1H'23 834kt and 1H'22 660kt

NAFTA segment crude steel production increased by +3.1% to 2.2Mt in 2Q 2023, as compared to 1Q 2023, and increased by +9.8% as compared to 2Q 2022 which had been impacted by labor actions in Mexico and maintenance in Canada.

Steel shipments in 2Q 2023 declined by 0.2Mt to 2.6Mt as compared to 2.8Mt in 1Q 2023 primarily due to lower slab shipments sourced from Group companies (mainly the Brazil segment and sold to the Calvert JV) and lower Mexico shipments. Steel shipments in 2Q 2023 were +6.2% higher than 2Q 2022.

Sales in 2Q 2023 increased by +4.4% to $3.5 billion, as compared to $3.4 billion in 1Q 2023 primarily on account of higher average steel selling prices (+12.3%) offset in part by lower steel shipments. Sales declined by -4.2% in 2Q 2023 as compared to 2Q 2022 primarily on account of lower average steel selling prices (-15.3%) offset in part by higher steel shipment volumes (+6.2%), and the impact of the consolidation of ArcelorMittal Texas HBI.

Operating income in 2Q 2023 increased by +45.4% to $662 million as compared to $455 million in 1Q 2023 and was -18.9% lower as compared to $817 million in 2Q 2022.

EBITDA in 2Q 2023 of $789 million was +35.8% higher as compared to $581 million in 1Q 2023, primarily due to a positive price-cost effect. EBITDA in 2Q 2023 was -13.3% lower as compared to $910 million in 2Q 2022 mainly due to a negative price-cost effect offset in part by higher steel shipments (+6.2%) and contribution from ArcelorMittal Texas HBI.

Brazil6

(USDm) unless otherwise shown	2Q 23	1Q 23	2Q 22	1H 23	1H 22
Sales	3,826	3,068	3,986	6,894	7,352
Operating income	553	323	1,201	876	1,875
Depreciation	(105)	(72)	(71)	(177)	(129)
EBITDA	658	395	1,272	1,053	2,004
Crude steel production (kt)	3,732	3,052	3,085	6,784	6,125
Steel shipments (kt)	3,583	2,937	3,003	6,520	6,040
Average steel selling price (US$/t)	1,001	978	1,234	991	1,136

Brazil segment crude steel production increased by +22.3% to 3.7Mt in 2Q 2023 as compared to 3.1Mt in 1Q 2023, primarily due to the consolidation of ArcelorMittal Pecém as from March 9, 2023. On a scope adjusted basis excluding the impact of ArcelorMittal Pecém, 2Q 2023 crude production was higher by +6.0% as compared to 1Q 2023 and lower by -3.3% as compared to 3.1Mt in 2Q 2022.

Steel shipments in 2Q 2023 increased by +22.0% to 3.6Mt as compared to 2.9Mt in 1Q 2023 and +19.3% higher as compared to 3.0Mt in 2Q 2022 primarily due to the impact of ArcelorMittal Pecém. On a scope adjusted basis (i.e. excluding ArcelorMittal Pecém), steel shipments in 2Q 2023 increased by +4.5% as compared to 1Q 2023, mainly due to exports, and decreased by -5.4% as compared to 2Q 2022, due to lower demand.

Sales in 2Q 2023 increased by +24.7% to $3.8 billion as compared to $3.1 billion in 1Q 2023, primarily due to a +22.0% increase in steel shipments (including ArcelorMittal Pecém). Sales in 2Q 2023 were -4.0% lower than $4.0 billion at 2Q 2022 primarily on account of the -18.9% decline in average steel selling prices offset in part by higher steel shipments.

Operating income in 2Q 2023 of $553 million was +71.0% higher as compared to $323 million in 1Q 2023 and -53.9% lower than $1,201 million in 2Q 2022.

EBITDA in 2Q 2023 increased by +66.5% to $658 million as compared to $395 million in 1Q 2023, due to higher steel shipments, a positive price-cost effect and contribution from ArcelorMittal Pecém. EBITDA in 2Q 2023 was -48.2% lower than $1,272 million in 2Q 2022 primarily due to negative price-cost effect.

Europe

(USDm) unless otherwise shown	2Q 23	1Q 23	2Q 22	1H 23	1H 22
Sales	10,518	10,903	13,449	21,421	26,492
Operating income	556	377	2,063	933	4,144
Depreciation	(309)	(294)	(326)	(603)	(652)
EBITDA	865	671	2,389	1,536	4,796
Crude steel production (kt)	6,943	7,779	8,261	14,722	16,950
Steel shipments (kt)	7,274	7,752	7,967	15,026	16,301
Average steel selling price (US$/t)	1,097	1,055	1,292	1,076	1,254

Europe segment crude steel production decreased by -10.8% to 6.9Mt in 2Q 2023 as compared to 7.8Mt in 1Q 2023 primarily due to outages of blast furnaces, in Gijon, Spain (BF A) and Dunkirk, France (BF4) in late March 2023. These blast furnaces were restarted in mid-July 2023. Crude steel production was -16.0% lower as compared to 8.3Mt in 2Q 2022.

Steel shipments decreased by -6.2% to 7.3Mt in 2Q 2023 as compared to 7.8Mt in 1Q 2023 primarily due to lower production as discussed above. Shipments declined by -8.7% as compared to 8.0Mt in 2Q 2022 primarily due to lower production as discussed above.

Sales in 2Q 2023 declined by -3.5% to $10.5 billion, as compared to $10.9 billion in 1Q 2023, as the +4.0% increase in average steel selling prices was offset in part by a -6.2% decline in steel shipments. Sales declined by -21.8% as compared to $13.4 billion in 2Q 2022 primarily due to lower steel shipments (-8.7%) and lower average steel selling prices (-15.0%).

Operating income in 2Q 2023 was $556 million as compared to $377 million in 1Q 2023 and $2,063 million in 2Q 2022.

EBITDA in 2Q 2023 of $865 million increased by +28.9% as compared to $671 million in 1Q 2023, mainly due to an increase in average steel selling price and lower energy costs, offset in part by lower steel shipments. EBITDA in 2Q 2023 decreased by -63.8% as compared to $2,389 million in 2Q 2022 due to a negative price-cost effect and lower shipments (-8.7%), offset partly by lower energy costs.

ACIS

(USDm) unless otherwise shown	2Q 23	1Q 23	2Q 22	1H 23	1H 22
Sales	1,389	1,445	1,484	2,834	3,570
Operating (loss)income	(64)	(176)	43	(240)	323
Depreciation	(73)	(72)	(106)	(145)	(211)
EBITDA	9	(104)	149	(95)	534
Crude steel production (kt)	1,768	1,483	1,261	3,251	3,713
Steel shipments (kt)	1,497	1,500	1,218	2,997	3,289
Average steel selling price (US$/t)	727	741	925	734	881

ACIS segment crude steel production in 2Q 2023 was 1.8Mt, an increase of +19.2% as compared to 1Q 2023 and +40.2% higher than 2Q 2022 primarily due to higher production in Ukraine and South Africa.

Steel shipments in 2Q 2023 were stable at 1.5Mt as compared to 1Q 2023 and were +22.9% higher as compared to 1.2Mt in 2Q 2022 (impacted by the Ukraine war).

Sales in 2Q 2023 decreased by -3.9%% to $1.4 billion as compared to 1Q 2023, primarily due to lower average steel selling prices (-1.8%).

Operating loss in 2Q 2023 totalled $64 million as compared to an operating loss in 1Q 2023 of $176 million and an operating income of $43 million in 2Q 2022.

EBITDA totalled $9 million in 2Q 2023 as compared to EBITDA loss of $104 million in 1Q 2023 primarily due to lower costs. EBITDA of $9 million in 2Q 2023 declined as compared to $149 million in 2Q 2022 primarily due to lower average steel selling prices (-21.4%) offset in part by higher steel shipments (+22.9%).

Mining

(USDm) unless otherwise shown	2Q 23	1Q 23	2Q 22	1H 23	1H 22
Sales	680	904	1,005	1,584	1,938
Operating income	225	374	463	599	974
Depreciation	(56)	(56)	(64)	(112)	(120)
EBITDA	281	430	527	711	1,094

Iron ore production (Mt)	6.4	6.7	7.3	13.1	14.2
Iron ore shipment (Mt)	6.6	7.4	7.5	14.0	14.2

Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Iron ore production in 2Q 2023 was -4.6% lower at 6.4Mt as compared to 6.7Mt in 1Q 2023 (impacted by a 10-day strike in Liberia) and was -12.3% lower than 7.3Mt in 2Q 2022, primarily impacted by unplanned maintenance in ArcelorMittal Mines Canada (AMMC)7.

Iron ore shipments were -12.8% lower at 6.6Mt in 2Q 2023 as compared to 7.4Mt in 1Q 2023. 1Q 2023 iron ore shipments had benefited from the recovery of port operations in Canada impacted by severe storms during December 2022, whilst 2Q 2023 was impacted by lower production in AMMC and Liberia (as discussed above). 2Q 2023 iron ore shipments were -13.7% lower as compared to 7.5Mt in 2Q 2022, primarily due to the lower production at AMMC as mentioned above.

Operating income in 2Q 2023 was lower by -39.8% at $225 million as compared to $374 million in 1Q 2023 and lower by -51.5% as compared to $463 million in 2Q 2022.

EBITDA in 2Q 2023 of $281 million was lower as compared to $430 million in 1Q 2023, with the effect of lower iron ore reference prices (-11.8%), lower shipments (-12.8%) and higher costs including higher freight costs. EBITDA in 2Q 2023 was lower as compared to $527 million in 2Q 2022, primarily due to lower iron ore reference prices (-19.9%), lower iron ore shipments (-13.7%) and lower quality premia partially offset by lower freight costs.

Joint ventures

ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers the Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.

Calvert

(USDm) unless otherwise shown	2Q 23	1Q 23	2Q 22	1H 23	1H 22
Production (100% basis) (kt)*	1,198	1,226	1,127	2,424	2,251
Steel shipments (100% basis) (kt)**	1,157	1,170	1,123	2,327	2,294
EBITDA (100% basis)***	142	37	261	179	588

* Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs.

** Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products.

*** EBITDA of Calvert presented here on a 100% basis as a stand-alone business and in accordance with the Company's policy, applying the weighted average method of accounting for inventory.

Calvert’s hot strip mill (“HSM”) production during 2Q 2023 decreased by -2.3% to 1.2Mt, as compared to 1Q 2023, and increased by +6.3% as compared to 1.1Mt in 2Q 2022.

Steel shipments in 2Q 2023 declined by -1.1% as compared to 1Q 2023 and higher by +3.0% as compared to 2Q 2022.

EBITDA*** during 2Q 2023 of $142 million as compared to $37 million in 1Q 2023 was primarily due to higher sales prices.

AMNS India

(USDm) unless otherwise shown	2Q 23	1Q 23	2Q 22	1H 23	1H 22
Crude steel production (100% basis) (kt)	1,792	1,765	1,668	3,557	3,398
Steel shipments (100% basis) (kt)	1,679	1,830	1,511	3,509	3,243
EBITDA (100% basis)	563	341	365	904	835

Crude steel production in 2Q 2023 was stable at 1.8Mt as compared to 1Q 2023 (following a 85-day Corex furnace shutdown offset by higher production from DRI route) and +7.4% higher as compared to 2Q 2022.

Steel shipments in 2Q 2023 were -8.3% lower at 1.7Mt as compared 1.8Mt in 1Q 2023 (primarily due to planned maintenance of HSM) and +11.1% higher as compared to 1.5Mt in 2Q 2022.

EBITDA during 2Q 2023 of $563 million was higher as compared to $341 million in 1Q 2023, primarily due to higher average steel selling prices and lower costs (including energy costs) offset in part by lower steel shipments. EBITDA during 2Q 2023 of $563 million was higher as compared to $365 million in 2Q 2022, due to higher steels shipments and lower costs.

Liquidity and Capital Resources

Net cash provided by operating activities in 2Q 2023 was $2,087 million as compared to $949 million in 1Q 2023 and $2,554 million in 2Q 2022. Net cash provided by operating activities in 2Q 2023 includes a working capital release of $178 million as compared to investments of $775 million in 1Q 2023 and $1,008 million in 2Q 2022. The Company expects that working capital will follow the normal seasonal patterns over the remainder of 2023 and continues to expect an overall working capital release for the full year.

Net cash used in investing activities in 2Q 2023 was $1,015 million, which included capex of $1,060 million (as compared with $938 million in 1Q 2023), in line with the guidance for the full year 2023 of $4.5-5.0 billion8,15.

The previously announced strategic capex envelope has now been revised to reflect change of scope and inflation to the Liberia and Monlevade projects whilst the Ukraine pellet plant project previously on hold has been removed. The strategic envelope has $3.4 billion outstanding to be completed by 2026.14 (See Appendix 2b: Capital Expenditures for details).

Net cash inflow from other investing activities in 2Q 2023 of $45 million mainly related to sale of non-core assets. Net cash used in other investing activities in 1Q 2023 of $1,931 million included the following main items: $2.2 billion related to the acquisition of ArcelorMittal Pecém, other acquisitions including Riwald Recycling, Italpannelli Deutschland and investment in Boston Metal (part of XCarb™ innovation fund)9 and payment of $0.2 billion to Votorantim10 in Brazil, offset in part by $0.6 billion cash received from the partial sale of Erdemir shares11 (to fund the partial repurchase of mandatorily convertible bonds (“MCBs”)).

Net cash used in financing activities in 2Q 2023 was $1,490 million which included a $812 million note repayment at maturity, ArcelorMittal share buybacks totalling $227 million ($149 million for 5.7 million shares purchased during 2Q 2023 and $78 million related to 1Q 2023 purchases settled early April 2023). Net cash used in financing activities in 1Q 2023 was $1,349 million which included euro-denominated note repayment of $395 million, $53 million dividends mainly paid to the minority shareholders of AMMC, $477 million related to ArcelorMittal share buybacks (19.1 million shares for a total value of $555 million of which $78 million settled early April 2023) and $340 million related to the partial repurchase of the MCBs using proceeds from the sale of Erdemir shares11 (as discussed above).

During 2Q 2023, the Company paid the first installment of its $0.44/sh base dividend to shareholders for $0.22/share in June 2023 ($185 million) with the second installment due in December 2023 and paid $12 million to minority shareholders.

As of June 30, 2023, the Company had liquidity of $11.4 billion consisting of cash and cash equivalents of $5.9 billion and $5.5 billion of available credit lines as compared to liquidity of $11.8 billion in March 31, 2023 (consisting of cash and cash equivalents of $6.3 billion and $5.5 billion of available credit lines12). As of June 30, 2023, the average debt maturity was 6.2 years.

Outlook

Based on year-to-date developments and the current economic outlook, ArcelorMittal forecasts global ex-China apparent steel consumption (“ASC”) to grow by between +1.0% to 2.0% (previous estimate of +2.0% to +3.0%) in 2023 as compared to 2022 reflecting the latest estimates by region:

•	In the US, as real demand growth is expected to remain lackluster due to the lagged impact of interest rate rises, apparent steel consumption in 2023 is now expected to decline by -2.0% to 0.0% (versus previous guidance of +1.5% to +3.5% growth). US ASC forecasts have been moderated to reflect weakness in long products and pipes & tubes whilst apparent demand for flat products is still forecast to grow;
•	In Europe, whilst the Company continues to assume a marginal decline in real demand in 2023, apparent demand is expected to moderate to -0.5% to +1.5% in 2023 (versus previous guidance of +0.5% to +2.5%). The marginal change to European ASC forecasts is largely due to a decline in long products demand forecast due to weak construction activity, whilst apparent demand for flat products is still expected to increase;
•	In Brazil, due to the ongoing high interest rate environment, the Company has moderated its real steel consumption estimate in 2023 and now forecasts an ASC growth of 0.0% to +2.0% (revised down from the previous guidance of +3.0% to +5.0%);
•	In the CIS region (which includes Commonwealth of Independent States and Ukraine), the Company forecasts some improvement in steel consumption in Ukraine, and now expects ASC to grow 0.0% to +2.0% (revised up from the previous guidance of -2.0% to 0.0%) for the region;
•	In India, the Company continues expects another strong year with apparent steel consumption growth in the range of +6.0% to +8.0% (unchanged from the previous guidance of +6.0% to +8.0%); and
•	In China, whilst economic growth is expected to be broadly stable in 2023, steel consumption is expected to stabilize in 2023 to -1.0% to +1.0% (unchanged from the previous guidance) with potential upside dependent on government infrastructure stimulus and production discipline impacts.

Recent developments

•	On June 16, 2023, S&P upgraded its outlook on ArcelorMittal to positive on expected strengthening of the business and affirmed the BBB- investment grade rating.

•	On May 19, 2023, ArcelorMittal announced that upon mandatory conversion of the 24,290,025 outstanding 5.50% Mandatorily Convertible Subordinated Notes due May 18, 2023, it delivered to holders a total of 57,057,991 shares held in treasury on May 19, 2023.

•	On May 5, 2023, following publication of the first quarter 2023 results press release dated May 4, 2023, ArcelorMittal announced the commencement of a new buyback program of up to 85 million shares (the "Program") under the authorization given by the annual general meeting of shareholders of May 2, 2023, to be completed by May 2025. The actual amount of shares that will be repurchased pursuant to this new Program will depend on the level of post-dividend free cash flow generated over the period (the Company’s defined policy is to return a minimum of 50% of post-dividend annual FCF), the continued authorization by shareholders and market conditions. The shares acquired under the Program are intended: i) primarily to reduce ArcelorMittal’s share capital; ii) to meet ArcelorMittal’s obligations arising from employee share programs; and/or iii) to meet ArcelorMittal’s obligations under securities exchangeable into equity securities.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022
ASSETS
Cash and cash equivalents	5,943	6,290	9,414
Trade accounts receivable and other	4,774	4,989	3,839
Inventories	20,036	19,820	20,087
Prepaid expenses and other current assets	3,636	4,655	3,778
Total Current Assets	34,389	35,754	37,118

Goodwill and intangible assets	5,074	5,023	4,903
Property, plant and equipment	33,682	32,900	30,167
Investments in associates and joint ventures	11,142	10,904	10,765
Deferred tax assets	8,901	8,571	8,554
Other assets	2,235	2,108	3,040
Total Assets	95,423	95,260	94,547

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	1,809	2,827	2,583
Trade accounts payable and other	13,454	13,312	13,532
Accrued expenses and other current liabilities	5,791	6,687	6,283
Total Current Liabilities	21,054	22,826	22,398

Long-term debt, net of current portion	8,651	8,650	9,067
Deferred tax liabilities	2,722	2,596	2,666
Other long-term liabilities	5,087	5,067	4,826
Total Liabilities	37,514	39,139	38,957

Equity attributable to the equity holders of the parent	55,720	53,974	53,152
Non-controlling interests	2,189	2,147	2,438
Total Equity	57,909	56,121	55,590
Total Liabilities and Shareholders’ Equity	95,423	95,260	94,547

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended			Six months ended
In millions of U.S. dollars unless otherwise shown	Jun 30, 2023	Mar 31, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022
Sales	18,606	18,501	22,142	37,107	43,978
Depreciation (B)	(680)	(630)	(669)	(1,310)	(1,316)
Impairment items (B)	—	—	—	—	—
Exceptional items (B)	—	—	—	—	—
Operating income (A)	1,925	1,192	4,494	3,117	8,927
Operating margin %	10.3%	6.4%	20.3%	8.4%	20.3%

Income from associates, joint ventures and other investments	393	318	578	711	1,137
Net interest expense	(47)	(64)	(53)	(111)	(104)
Foreign exchange and other net financing (loss)	(133)	(117)	(183)	(250)	(323)
Income before taxes and non-controlling interests	2,138	1,329	4,836	3,467	9,637
Current tax expense	(316)	(282)	(900)	(598)	(1,595)
Deferred tax benefit	85	93	74	178	214
Income tax expense (net)	(231)	(189)	(826)	(420)	(1,381)
Income including non-controlling interests	1,907	1,140	4,010	3,047	8,256
Non-controlling interests income	(47)	(44)	(87)	(91)	(208)
Net income attributable to equity holders of the parent	1,860	1,096	3,923	2,956	8,048

Basic earnings per common share ($)	2.21	1.28	4.25	3.47	8.53
Diluted earnings per common share ($)	2.20	1.27	4.24	3.46	8.51

Weighted average common shares outstanding (in millions)	842	859	924	851	944
Diluted weighted average common shares outstanding (in millions)	845	862	926	853	946

OTHER INFORMATION
EBITDA (C = A-B)	2,605	1,822	5,163	4,427	10,243
EBITDA Margin %	14.0%	9.8%	23.3%	11.9%	23.3%

Total group iron ore production (Mt)	10.5	10.8	12.0	21.3	24.0
Crude steel production (Mt)	14.7	14.5	14.6	29.2	30.9
Steel shipments (Mt)	14.2	14.5	14.4	28.7	29.7

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended			Six months ended
In millions of U.S. dollars	Jun 30, 2023	Mar 31, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022
Operating activities:
Income attributable to equity holders of the parent	1,860	1,096	3,923	2,956	8,048
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests income	47	44	87	91	208
Depreciation	680	630	669	1,310	1,316
Income from associates, joint ventures and other investments	(393)	(318)	(578)	(711)	(1,137)
Deferred tax benefit	(85)	(93)	(74)	(178)	(214)
Change in working capital	178	(775)	(1,008)	(597)	(3,055)
Other operating activities (net)	(200)	365	(465)	165	(578)
Net cash provided by operating activities (A)	2,087	949	2,554	3,036	4,588
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(1,060)	(938)	(655)	(1,998)	(1,184)
Other investing activities (net)	45	(1,931)	(886)	(1,886)	(963)
Net cash used in investing activities	(1,015)	(2,869)	(1,541)	(3,884)	(2,147)
Financing activities:
Net (payments)proceeds relating to payable to banks and long-term debt	(1,011)	(390)	389	(1,401)	768
Dividends paid to ArcelorMittal shareholders	(185)	—	(332)	(185)	(332)
Dividends paid to minorities (C)	(12)	(53)	(166)	(65)	(178)
Share buyback	(227)	(477)	(1,496)	(704)	(2,000)
Lease payments and other financing activities (net)	(55)	(429)	(46)	(484)	(94)
Net cash used in financing activities	(1,490)	(1,349)	(1,651)	(2,839)	(1,836)
Net (decrease)increase in cash and cash equivalents	(418)	(3,269)	(638)	(3,687)	605
Effect of exchange rate changes on cash	64	148	(367)	212	(363)
Change in cash and cash equivalents	(354)	(3,121)	(1,005)	(3,475)	242

Free cash flow (D=A+B+C)	1,015	(42)	1,733	973	3,226

Appendix 1: Product shipments by region1

(000'kt)	2Q 23	1Q 23	2Q 22	1H 23	1H 22
Flat	2,046	2,208	1,800	4,254	3,611
Long	667	691	748	1,358	1,405
NAFTA	2,604	2,843	2,453	5,447	4,909
Flat	2,363	1,740	1,643	4,103	3,390
Long	1,234	1,217	1,380	2,451	2,689
Brazil	3,583	2,937	3,003	6,520	6,040
Flat	5,049	5,468	5,705	10,517	11,658
Long	2,068	2,148	2,146	4,216	4,421
Europe	7,274	7,752	7,967	15,026	16,301
CIS	905	901	730	1,806	2,135
Africa	593	600	492	1,193	1,159
ACIS	1,497	1,500	1,218	2,997	3,289

Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures1

(USDm)	2Q 23	1Q 23	2Q 22	1H 23	1H 22
NAFTA	122	115	115	237	202
Brazil	215	167	123	382	213
Europe	350	351	211	701	398
ACIS	117	106	107	223	197
Mining	204	168	92	372	162
Others	52	31	7	83	12
Total	1,060	938	655	1,998	1,184

Appendix 2b: Capital expenditure projects

Completed projects

Segment	Site / unit	Project	Capacity / details	Key date / completion
NAFTA	ArcelorMittal Dofasco (Canada)	#5 CGL conversion to AluSi®	Addition of up to 160kt/year Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip Galvanizing Line for the production of Usibor® steels	3Q 2022 (a)

Ongoing projects

Segment	Site / unit	Project	Capacity / details	Key date / forecast completion
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanizing line (CGL) combiline	4Q 2023 (b)
Mining	Liberia mine	Phase 2 premium product expansion project	Increase production capacity to 15Mt/year	4Q 2024 (c)
NAFTA	Las Truchas mine (Mexico)	Revamping and capacity increase to 2.3MT	Revamping project with 1Mtpa pellet feed capacity increase (to 2.3Mt/year) with DRI concentrate grade capability	2H 2024 (d)
Brazil	Serra Azul mine	4.5Mtpa direct reduction pellet feed plant	Facilities to produce 4.5Mt/year DRI quality pellet feed by exploiting compact itabirite iron ore	2H 2024 (e)
Brazil	Barra Mansa	Section mill	Increase capacity of HAV bars and sections by 0.4Mt/pa	1H 2024 (f)
Others	Andhra Pradesh (India)	Renewable energy project	975 MW of nominal capacity solar and wind power	1H 2024 (g)
Europe	Mardyck (France)	New Electrical Steels production facilities	Facilities to produce 170kt NGO Electrical Steels (of which 145kt for Auto applications) consisting of annealing and pickling line (APL), reversing mill (REV) and annealing and varnishing (ACL) lines	2H 2024 (h)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.0Mt/year; Sinter feed capacity of 2.25Mt/year	2H 2026 (i)

a) Investment to replace #5 Hot-Dip Galvanizing Line Galvanneal coating capability with 160kt/year Aluminum Silicon (AluSi®) capability for the production of ArcelorMittal’s patented Usibor® Press Hardenable Steel for automotive structural and safety components. With the investment, ArcelorMittal Dofasco becomes the only Canadian producer of AluSi® coated Usibor®. This investment complements additional strategic North America developments, including a new EAF and caster at Calvert in the US and a new hot strip mill in Mexico, and will allow to capitalize on increasing Auto Aluminized PHS demand in North America. The project was completed in 3Q 2022 and is estimated to add $40 million of EBITDA post ramp up (estimated by 2025).

b) In February 2021, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The ~$0.35 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments) will upon completion strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The project is expected to be completed in 4Q 2023 and estimated to add >$0.1 billion of EBITDA on full completion and post ramp up.

c) ArcelorMittal Liberia has been operating at 5Mtpa direct shipping ore (DSO) capacity since 2011 (Phase 1). The Company restarted construction of a 15Mtpa concentrator and associated infrastructure (phase 2). Detailed construction design has been finalized and key equipment and construction contracts have been awarded. Given our improved knowledge of the ore body and desire to maximize the increased resource base, changes have been made to the feed grade to sustain a longer-term high grade mining operation with an extended mine life producing 65% grade product. As a result, capex required to conclude the project has been revised to $1.4 billion (previously $0.8 billion). This increase reflects a redesign of the 15Mtpa concentrator project to optimize use of the ore body, which necessitated an upgrade of civil works and additional equipment together with non-production infrastructure and a backup power plant. Large resource supports a potential future increase in capacity; in this respect a plan for the phased development of up to 30Mtpa capacity is being studied (including part or full DRI quality concentrate production). First concentrate is estimated in 4Q 2024, full completion is expected 4Q 2025. The project is now estimated to add approximately $350 million of EBITDA on full completion and post ramp up to 15Mtpa rate.

d) ArcelorMittal Mexico is investing ~$150 million to increase pellet feed production by 1Mtpa to 2.3Mtpa and improve concentrate grade in Las Truchas. This project will enable concentrate production to the blast furnace (BF) route (2.0Mtpa) and DRI route (0.3Mtpa) for a total of 2.3Mtpa. Primary target is to supply ArcelorMittal Mexico steel operations with high quality feed. Project start-up expected 2H 2024. The project is estimated to add approximately $50 million of EBITDA per year on full completion and post ramp up.

e) Approximately $350 million investment at Serra Azul (Brazil) to construct facilities to produce 4.5Mtpa of DRI quality pellet feed to primarily supply ArcelorMittal Mexico steel operations. The project will allow mining of compact itabirite iron ore. Project start-up 2H 2024. The project is estimated to add approximately $100 million of EBITDA per year on full completion and post ramp up.

f) The ~$0.25 billion investment in sections mill at Barra Mansa (Brazil) with 400ktpa production capacity. The aim of the project is to deliver higher added value products (HAV) (Merchant Bar and Special Bars) to increase domestic market share in HAV products and to enhance profitability. The project commenced in 2022 and is expected to be completed by 1H 2024 and estimated to add $70 million of EBITDA per year on full completion and post ramp up.

g) This $0.6 billion investment, combining solar and wind power, will be supported by Greenko’s hydro pumped storage project, which helps to overcome the intermittent nature of wind and solar power generation. The project is owned and funded by ArcelorMittal. AMNS India will enter into a 25 year off-take agreement with ArcelorMittal to purchase 250 MW of renewable electricity annually from the project, resulting in over 20% of the electricity requirement at AMNS India’s Hazira plant coming from renewable sources, reducing carbon emissions by approximately 1.5Mt per year. Necessary allotment of land has been received from the Government of Andhra Pradesh. Private land acquisition is in progress and key contracts for the wind projects have been executed and civil works have commenced. The project commissioning is expected by mid-2024 and estimated to add $70 million of EBITDA (excluding savings at AMNS India) per year upon completion. The Company is studying the option to develop a second phase which would double the installed capacity.

h) On March 17, 2022, ArcelorMittal announced an investment with the support of the French government to create a new production unit for electrical steels at its Mardyck site in the north of France. This new unit will specialize in the production of electrical steels for the engines of electric vehicles and which complements ArcelorMittal’s existing electrical steels plant in Saint Chély d’Apcher, in the south of France. The new industrial unit in Mardyck will have a 170kt production capacity and is scheduled to start up in 3Q 2024. The $0.5 billion investment program aims at implementing a production capacity of 170Kt Non-Grain Orientated (NGO) Electrical Steels (of which 145kt for automotive applications) consisting of annealing and pickling line (APL), reversing mill (REV) and annealing and varnishing (ACL) line to be installed in Mardyck (France). The completion will occur in 2 steps: the commissioning and start of ramp-up of the end-of-streamline (Annealing & Coating Line and related installations) is expected to be in 2H 2024; the start-up of the Annealing and Pickling Line and the Reversing Mill is expected to occur in 2Q 2025. The project is estimated potentially to add $100 million of EBITDA per year on full completion and post ramp up.

i) The Monlevade upstream expansion project consisting of the sinter plant, blast furnace and melt shop has recommenced in late 2021. The Monlevade project capex has been revised from $0.5 billion to $0.8 billion: scope changes related to more automation, equipment upgrades and more complex civil works post engineering (50%) and impacts of inflation (50%). The project completion date is now expected in 2H 2026 (as compared to previous expectation in 2H 2024). The project is estimated to add >$200 million EBITDA on full completion and post ramp up and is supported by fiscal incentive.

JV capex: Completed projects

Segment	Site / unit	Project	Capacity / details	Key date / completion
VAMA	Vama	Capacity increase by 40% to 2Mtpa	New CGL capacity of 450kt/year added. CGL/CAL combined capacity now 1.6Mtpa; PLTCM capacity of 2.0Mtpa	2Q 2023 (j)

j) VAMA, our 50:50 joint venture with Hunan Valin, is a state-of-the-art facility focused on rolling steel for high-demanding applications in particular automotive. The business is performing well and a new CGL with capacity of 450kt has been completed. First coils were produced in January 3, 2023, with commercial production started from April 2023. This expansion further enable VAMA to meet growing demand of high value add solutions from the Chinese automotive / NEV market.

JV capex: Ongoing projects

JV	Site / unit	Project	Capacity / details	Key date / forecast completion
AMNS Calvert	Calvert	New 1.5Mt EAF and caster	New 1.5Mt EAF and caster	2H 2024 (k)
AMNS India	Hazira	Debottlenecking existing assets and capacity expansion; and other investments ongoing	AMNS India medium-term plans are to expand and grow initially to ~15Mt by early 2026 in Hazira (phase 1A); ongoing downstream projects	1H 2026 (l)

k) AMNS Calvert ("Calvert") is constructing a new 1.5Mt EAF and caster (estimated completion has now been extended to 2H 2024 (previously 2H 2023) largely due to enlarged scope and inflation. The joint venture is to invest ~$1 billion. Option to add a further 1.5Mt EAF at lower capex intensity is being studied.

l) AMNS India is debottlenecking its operations (steel shop and rolling parts) to achieve capacity of 8.6Mt per annum by the end of 2024. AMNS India medium-term plans are to expand and grow initially to ~15Mt in 1H 2026 in Hazira (phase 1A) including automotive downstream and enhancements to iron ore operations, with estimated capex of ~$7.4 billion ($0.8 billion for debottlenecking, $1.0 billion for downstream projects and $5.6 billion for upstream project):

•	Phase 1A plans include a CRM2 complex and galvanizing and annealing line, 2 blast furnaces, steel shop, HSM, ancillary equipment (including coke, sinter, networks, power, gas, oxygen plant etc.); and raw material handling. Start of BF2 expected in 2025 and BF3 in 2026. Also included is BF1 net capacity increase from 2Mtpa to 3Mtpa. CGL4 is on track for completion in 3Q 2023 to provide a platform to launch the Magnelis product in the Indian market for the growing renewables and solar sectors. There are further options to potentially grow to 20Mt per annum (Phase 1B);
•	On October 19, 2022 and November 15, 2022, AMNS India concluded a transaction to acquire port, power and other logistics and infrastructure assets in India from the Essar Group for a net value of ~$2.4 billion;
•	In March 2021, AMNS India signed a Memorandum of Understanding ("MoU") with the Government of Odisha in view of building an integrated steel plant with a 12Mtpa capacity in Kendrapara district of state Odisha. A pre-feasibility study report was submitted to the state government in 3Q 2021, and AMNS India is currently engaging with the government for further studies and clearances. Preparation for ISP projects in Paradeep and Kendrapara underway (Environmental Clearance application done for both Paradeep and Kendrapara projects); and
•	The Thakurani mine is operating at full 5.5Mtpa capacity since 1Q 2021, while the second Odisha pellet plant was commissioned and started in September 2021, adding 6Mtpa for a total 20Mtpa of pellet capacity. In addition, in September 2021, AMNS India commenced operations at Ghoraburhani - Sagasahi iron ore mine in Odisha. The mine is set to gradually ramp up production to a rated capacity of 7.2Mtpa and contribute significantly to meeting AMNS India’s long-term raw material requirements.

Appendix 3: Debt repayment schedule as of June 30, 2023

(USD billion)	2023	2024	2025	2026	2027	>2027	Total
Bonds	—	0.9	1.0	1.0	1.2	2.6	6.7
Commercial paper	0.7	—	—	—	—	—	0.7
Other loans	0.4	0.4	0.6	0.2	0.5	1.0	3.1
Total gross debt	1.1	1.3	1.6	1.2	1.7	3.6	10.5

Appendix 4: Reconciliation of gross debt to net debt

(USD million)	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022
Gross debt	10,460	11,477	11,650
Less: Cash and cash equivalents	(5,943)	(6,290)	(9,414)
Net debt	4,517	5,187	2,236

Net debt / LTM EBITDA	0.5	0.5	0.2

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash, and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles.

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

Depreciation: refers to amortization and depreciation.

EPS: refers to basic or diluted earnings per share.

EBITDA: operating results plus depreciation, impairment items and exceptional items.

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

FEED: Front End Engineering Design, or FEED, is an engineering and project management approach undertaken before detailed engineering, procurement, and construction. This crucial phase helps manage project risks and thoroughly prepare for the project's execution. It directly follows the pre-feed phase during which the concept is selected, and the feasibility of available options is studied.

Foreign exchange and other net financing income(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders

Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges net of reversals.

Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Kt: refers to thousand metric tonnes.

Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Mt: refers to million metric tonnes.

Net debt: long-term debt and short-term debt less cash and cash equivalents.

Net debt/LTM EBITDA: refers to Net debt divided by EBITDA for the last twelve months.

Net interest expense: includes interest expense less interest income

On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: refers to operating income(loss).

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.

Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).

Shares outstanding fully diluted basis: refers to shares outstanding (shares issued less treasury shares) plus Mandatorily Convertible Subordinated Notes ("MCNs").

Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes
1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA and EBITDA/tonne, free cash flow (FCF) and ratio of net debt/LTM EBITDA which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. ArcelorMittal also presents Equity book value per share and ROE as shown in footnotes to this press release. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal is not presenting adjusted net income/(loss) because there have been no adjustments in recent periods. The Company’s guidance as to its working capital release (or the change in working capital included in net cash provided by operating activities) for 2023 is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS.
2.	LTIF refers to lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors. LTIF figures: 2Q 2023 0.73; 1Q 2023 0.64x; 2Q 2022 0.67; 1H 2023 0.70 and 1H 2022 0.68.
3.	ROE refers to "Return on Equity" which is calculated as trailing twelve-month net income (excluding impairment charges and exceptional items) attributable to equity holders of the parent divided by the average equity attributable to the equity holders of the parent over the period. Twelve months rolling ROE at 2Q 2023 of 10.3% ($5.5 billion / $53.7 billion). Twelve months rolling ROE at 1Q 2023 of 14.2% ($7.6 billion / $53.3 billion).
4.	Equity book value per share is calculated as the Equity attributable to the equity holders of the parent divided by diluted number of shares at the end of the period. 2Q 2023 total equity of $55.7 billion divided by 839 million diluted shares outstanding equals $66/sh. 1Q 2023 total equity of $54.0 billion divided by 844 million diluted shares outstanding equals $64/sh.
5.	2H 2022 EBITDA of $3.9 billion is equal to operating income of $1.3 billion plus $1.3 billion of depreciation, plus impairment of $1.0 billion and exceptional items of $0.3 billion.
6.	On March 9, 2023, ArcelorMittal announced that following receipt of customary regulatory approvals it has completed the acquisition of Companhia Siderúrgica do Pecém (‘CSP’) in Brazil for an enterprise value of approximately $2.2 billion. CSP has since been renamed ArcelorMittal Pecém and is a world-class operation, producing high-quality slab at a globally competitive cost. Its facility, located in the state of Ceará in northeast Brazil was commissioned in 2016. It operates a three million tonne capacity blast furnace and has access via conveyors to the Port of Pecém, a large-scale, deep-water port located 10 kilometers from the plant. The acquisition offers significant operational and financial synergies and brings with it the potential for further expansions, such as the option to add primary steelmaking capacity (including direct reduced iron) and rolling and finishing capacity. Given its location, ArcelorMittal Pecém also presents an opportunity to create a new low-carbon steelmaking hub, capitalizing on the state of Ceará’s ambition to develop a low-cost green hydrogen hub in Pecém.
7.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
8.	For further disclosure on the Company's alignment on EU Taxonomy please review the Integrated annual review published on the group's website: https://annualreview2022.arcelormittal.com/
9.	XCarb™ is designed to bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Alongside the new XCarb™ brand, we have launched three XCarb™ initiatives: the XCarb™ innovation fund, XCarb™ green steel certificates and XCarb™ recycled and renewably produced for products made via the Electric Arc Furnace route using scrap. The Company is offering green steel using a system of certificates (XCarb® green certificates). These will be issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as baseline. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.
10.	On March 30, 2022, Votorantim S.A. (“Votorantim”) exercised the put option right it has under its shareholders’ agreement with the Company to sell its entire equity interest in ArcelorMittal Brasil to the Company, following the acquisition of Votorantim's long steel business in Brazil in 2018. The value of the put option is currently the subject of arbitration proceeding brought by Votorantim. ArcelorMittal paid Votorantim the undisputed amount of the put option value ($179 million) in January 2023.

11.	The Company sold a 7.85% stake in Erdemir starting in late December 2022, continuing into the first quarter of 2023, generating total proceeds of $0.6 billion.
12.	On December 19, 2018, ArcelorMittal signed a $5.5 billion Revolving Credit Facility ("RCF"), with a five-year maturity plus two one-year extension options. During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023. In December 2020, ArcelorMittal executed the second option to extend the facility, and the new maturity is now extended to December 19, 2025. On April 30, 2021, ArcelorMittal amended its $5.5 billion RCF to align with its sustainability and climate action strategy. On December 20, 2022, the RCF was amended as part of the transition from Libor to risk free rates. Loans in USD are now based on Term SOFR instead of Libor. As of June 30, 2023, the $5.5 billion revolving credit facility was fully available.
13.	Estimate of additional contribution to EBITDA, based on assumptions including synergies and once ramped up to capacity and assuming prices/spreads generally in line with long term averages.
14.	The previously announced strategic capex envelope has now been revised to reflect the change of scope and inflation to the Liberia and Monlevade projects whilst the Ukraine pellet plant project previously on hold is removed. In Liberia, given our improved knowledge of the ore body and desire to maximize the increased resource base, changes have been made to the feed grade to sustain a longer-term high grade mining operation with an extended mine life producing 65% grade product. As a result, capex required to conclude the project has been revised to $1.4 billion (previously $0.8 billion). This increase reflects a redesign of the 15Mtpa concentrator project to optimize use of the ore body, which necessitated an upgrade of civil works and additional equipment together with non-production infrastructure and a backup power plant. Large resource supports a potential future increase in capacity; in this respect a plan for the phased development of up to 30Mtpa capacity is being studied (including part or full DRI quality concentrate production). First concentrate is estimated in 4Q 2024, full completion is expected 4Q 2025. The project is now estimated to add approximately $350 million of EBITDA on full completion and post ramp up to 15Mtpa rate. The Monlevade project capex has been revised from $0.5 billion to $0.8 billion: scope changes related to more automation and equipment upgrades, more complex civil works post engineering (50%) and impacts of inflation (50%). The project completion date is now expected in 2H 2026 (as compared to previous expectation in 2H 2024). The project is estimated to add >$200 million EBITDA on full completion and post ramp up and is supported by fiscal incentive. As a result, the overall strategic capex envelope has been extended by two years to 2026 (with $1.4 billion spent as of June 30 2023), and the complete strategic envelope of projects now estimated to add approximately $1.3 billion of EBITDA on full completion.
15.	1H 2023 capex of $2.0 billion includes $1.3 billion of general maintenance capex, $0.6 billion of strategic capex and $0.1 billion of decarbonization capex.

Second quarter 2023 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to present and comment on the three-month period ended June 30, 2023 on: Thursday July 27, 2023, at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.

Webcast link - https://interface.eviscomedia.com/player/1152

VIP Connect Conference Call:

Participants may pre-register and will receive dedicated dial-in details to easily and quickly access the call:

https://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=6618874&linkSecurityString=96e6f8890

Please visit the results section on our website to listen to the reply once the event has finished https://corporate.arcelormittal.com/investors/results

Forward-Looking Statements

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About ArcelorMittal

ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 45.3 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Enquiries

ArcelorMittal investor relations: +44 207 543 1128; Retail: +44 207 543 1156; SRI: +44 207 543 1156 and Bonds/credit: +33 1 71 92 10 26.

ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419.

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